UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (RULE 13D-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 20)*

                             The Box Worldwide, Inc.
                        (f/k/a/ Video Jukebox Network, Inc.)
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                    92656G 10 8
                                 (CUSIP Number)

                               John G. Igoe, Esq.
                                Edwards & Angell
                               250 Royal Palm Way
                            Palm Beach, Florida 33480
                                   (561) 833-7700
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                   July 21, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

--------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.      Name of reporting person
        S.S. or I.R.S. Identification No. of above person

        CEA Investors Partnership II, Ltd.
        Employer I.D. No.: 59-2881170

2.      Check the appropriate box if a member of a group*
                                                                (a) [X]
                                                                (b) [   ]

3.      SEC Use Only


4.      Source of Funds*

        00

5.      Check Box if Disclosure of Legal Proceedings is
        Required Pursuant to Items 2(d) or 2(e)                     [   ]


6.      Citizenship or Place of Organization

        Florida

       Number of Shares Beneficially        7.       Sole Voting Power
       Owned by Each Reporting Person                -0-
       With                                 8.       Shared Voting Power
                                                     12,242,655
                                            9.       Sole Dispositive Power
                                                     -0-
                                           10.       Shared Dispositive Power
                                                     9,013,845

11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        14,210,419

12.     Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares*                                            [X]

13.     Percent of Class Represented by Amount in Row (11)

        59.2%

14.     Type of Reporting Person*

        PN (Limited)


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      Name of reporting person
        S.S. or I.R.S. Identification No. of above person

        CEA Investors, Inc.
        Employer I.D. No.: 59-2827410

2.      Check the appropriate box if a member of a group*
                                                                  (a) [X]
                                                                  (b) [   ]

3.      SEC Use Only


4.      Source of Funds*

        00


5.      Check Box if Disclosure of Legal Proceedings is
        Required Pursuant to Items 2(d) or 2(e)                       [   ]


6.      Citizenship or Place of Organization

        Florida

      Number of Shares Beneficially                7.   Sole Voting Power
      Owned By Each Reporting Person                    -0-
      With                                         8.   Shared Voting Power
                                                        12,255,280
                                                   9.   Sole Dispositive Power
                                                        -0-
                                                  10.   Shared Dispositive Power
                                                         9,026,470

11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        14,210,419

12.     Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares*                                               [X]

13.     Percent of Class Represented by Amount in Row (11)

        59.2%

14.     Type of Reporting Person*

        CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      Name of reporting person
        S.S. or I.R.S. Identification No. of above person

        J. Patrick Michaels, Jr.
        Social Security No.:  ###-##-####

2.      Check the appropriate box if a member of a group*
                                                             (a) [X]
                                                             (b) [   ]

3.      SEC Use Only


4.      Source of Funds*

        00

5.      Check Box if Disclosure of Legal Proceedings is
        Required Pursuant to Items 2(d) or 2(e)                   [   ]


6.      Citizenship or Place of Organization

        United States

      Number of Shares Beneficially           7.       Sole Voting Power
      Owned By Each Reporting Person                   71,584
      With                                    8.       Shared Voting Power
                                                       12,255,280
                                              9.       Sole Dispositive Power
                                                       71,584
                                             10.       Shared Dispositive Power
                                                       9,026,470

11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        14,210,419

12.     Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares*                                             [X]

13.     Percent of Class Represented by Amount in Row (11)

        59.2%

14.     Type of Reporting Person*

        IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      Name of reporting person
        S.S. or I.R.S. Identification No. of above person

        StarNet/CEA II Partners
        Employer I.D. No.: 59-3197398

2.      Check the appropriate box if a member of a group*
                                                            (a) [X]
                                                            (b) [   ]

3.      SEC Use Only


4.      Source of Funds*

        WC

5.      Check Box if Disclosure of Legal Proceedings is
        Required Pursuant to Items 2(d) or 2(e)                   [   ]


6.      Citizenship or Place of Organization

        Delaware

      Number of Shares Beneficially                7.  Sole Voting Power
      Owned By Each Reporting Person With              -0-
      With                                         8.  Shared Voting Power
                                                       12,242,655
                                                   9.  Sole Dispositive Power
                                                       -0-
                                                  10.  Shared Dispositive Power
                                                       9,013,845

11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        14,210,419

12.     Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares*                                         [X]

13.     Percent of Class Represented by Amount in Row (11)

        59.2%

14.     Type of Reporting Person*

        PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 20 ("Amendment") to the Statement on Schedule 13D dated July 7, 1993 (the "July 1993 Statement"), as amended by Amendment No. 1 thereto dated August 9, 1993 ("Amendment No. 1") and as amended by Amendment No. 2 thereto dated September 10, 1993 ("Amendment No. 2") and as amended by Amendment No. 3 thereto dated September 13, 1993 ("Amendment No. 3") and as amended by Amendment No. 4 thereto dated December 20, 1993 ("Amendment No. 4") and as amended by Amendment No. 5 thereto dated January 11, 1994 ("Amendment No. 5") and as amended by Amendment No. 6 thereto dated February 10, 1994 ("Amendment No. 6") and as amended by Amended by Amendment No. 7 thereto dated February 23, 1994 ("Amendment No. 7") and as amended by Amendment No. 8 thereto dated March 9, 1994 ("Amendment No. 8") and as amended by Amendment No. 9 thereto dated May 10, 1994 ("Amendment No. 9") and as amended by Amendment No. 10 thereto dated July 8, 1994 ("Amendment No. 10") and as amended by Amendment No. 11 thereto dated July 28, 1994 ("Amendment No. 11") and as amended by Amendment No. 12 thereto dated August 10, 1994 ("Amendment No. 12") and as amended by Amendment No. 13 thereto dated December 16, 1994 ("Amendment No. 13") and as amended by Amendment No. 14 thereto dated September 14, 1995 ("Amendment No. 14") and as amended by Amendment No 15 thereto dated January 30, 1996 ("Amendment No. 15") and as amended by Amendment No. 16 thereto dated May 22, 1996 ("Amendment No. 16") and as amended by Amendment No. 17 thereto dated June 12, 1996 ("Amendment No. 17") and as amended by Amendment No. 18 thereto dated June 25, 1996 ("Amendment No. 18") and as amended by Amendment No. 19 thereto dated July 9, 1996 ("Amendment No. 19") (the July 1993 Statement as amended by Amendment Nos. 1 through 19 is referred to as the "Original Statement"), is jointly filed by the persons listed on the execution pages hereof (the "Reporting Persons") pursuant to the Joint Filing Agreement filed as Exhibit 1 to Amendment No. 12.

     This Amendment is filed by the Reporting Persons subsequent to filing by CEA Investors Partnership II, Ltd., CEA Investors, Inc., and J. Patrick Michaels, Jr. ("Michaels") (the "CEA Group") of Amendment No. 1 dated July 7, 1993, to the Schedule 13D dated June 18, 1993 filed by the CEA Group. The CEA Group's Schedule 13D dated June 18, 1993 and its exhibits, as amended by Amendment No. 1 dated July 7, 1993 and its exhibits as well as the Original Statement and its exhibits are incorporated herein by reference. Capitalized terms not defined herein shall have the meanings defined in the Original Statement.

     This Amendment relates to the common stock, par value $.001 per share (the "Common Stock") of The Box Worldwide, Inc. (formerly known as Video Jukebox Network, Inc.), a Florida corporation (the "Company"), and is filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the "Act").

     This Amendment is filed to disclose the changed purpose of the CEA Group as a result of the agreement between the Company and TCI Music, Inc. ("TCIM"), an affiliate of Tele-Communications, Inc. ("TCI"), for the acquisition of the Company through a merger (the "Merger") into a newly formed wholly owned subsidiary of TCIM, with the Company as the surviving corporation in the Merger. The terms of the proposed Merger are set forth in a letter agreement ("Letter Agreement") dated July 21, 1997 between the Company and TCIM. Pursuant to the Letter Agreement, the Company has agreed to cause the directors of the Company to undertake to vote shares of the Company's Common Stock which they beneficially own in favor of the proposed Merger, subject to the conditions and terms of the Letter Agreement or, if entered into, a superseding definitive merger agreement.

     The Merger and other actions contemplated by the Letter Agreement and the Term Sheet are collectively referred to in this Amendment No. 20 as the "Proposed Transaction."

     If the Merger is consummated, shareholders of the Company would receive shares of preferred stock ("TCIM Preferred Stock") convertible into shares of Series A Common Stock of TCIM in exchange for their shares of Common Stock of the Company at an effective purchase price of $1.50 per share of Company Common Stock.

     Except as specifically modified, amended or supplemented by this Amendment all of the information in the Original Statement is hereby confirmed.


Item 4 of the Original Statement is amended and supplemented as follows:

ITEM 4.  PURPOSE OF TRANSACTION

     As previously reported, the Joint Venture has accomplished its original objective of acquiring control of the Company and effecting changes in the Board of Directors and management of the Company.

     The Reporting Persons intend to cause the 14,210,419 shares beneficially owned by each Reporting Person to be voted in favor of the Proposed Transaction, subject to the terms and conditions set forth in the Letter Agreement and Term Sheet annexed to the Letter Agreement, or any definitive merger agreement executed pursuant thereto, and to dispose of shares of the Company's Common Stock held by them in exchange for shares of TCIM Preferred Stock in the Proposed Transaction.

Item 6 of the Original Statement is amended and supplemented as follows:

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The Company and TCIM have entered into the Letter Agreement pursuant to which TCIM has agreed to acquire all 25,668,448 of the issued and outstanding shares of the Company's common stock (assuming conversion of outstanding preferred stock into 1,666,667 shares of common stock) at an effective price of $1.50 per share in exchange for shares of TCIM Preferred Stock, convertible into shares of Series A Common Stock of TCIM, through a Merger of the Company into a newly formed wholly owned subsidiary of TCIM, on the terms and conditions set forth in the Letter Agreement and the Term Sheet annexed to the Letter Agreement.

     A copy of the Letter Agreement, with the Term Sheet attached, is filed with this Amendment No. 20 as Exhibit 99.20.1.

     Terms relating to existing and proposed arrangements between the Reporting Persons and others are summarized below.

     A. Closing Conditions. The Merger agreement is to be subject to a number of closing conditions including the following provisions.

     1. Approval of the shareholders of TCIM and the Company, which in accordance with the Articles of Incorporation of the Company will require approval of shareholders holding at least 75% of the outstanding voting capital stock of the Company. The Reporting Persons intend to cause the 14,210,419 shares beneficially owned by each Reporting Person to be voted in favor of the Proposed Transaction, subject to the terms and conditions set forth in the Letter Agreement and Term Sheet annexed to the Letter Agreement, or any definitive merger agreement executed pursuant thereto.

     2. Obtaining from each director of the Company an undertaking that he will cause the shares of the Company's Common Stock which he beneficially owns to be voted in favor of the Proposed Transaction pursuant to the terms of the definitive merger agreement (or the Letter Agreement and Term Sheet, if applicable). TCIM may terminate the Letter Agreement and the Term Sheet if these voting agreements are not obtained within 10 business days after July 21, 1997.


Item 7 of the Original Statement is amended and supplemented as follows:

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.20.1 Letter Agreement dated July 21, 1997 between The Box Worldwide, Inc. and TCI Music, Inc., with attached Term Sheet.

Exhibit 99.20.2  Press Release issued by the Company, dated July 22, 1997.

     Except as specifically modified, amended or supplemented by this Amendment No. 20, all of the information in the Original Statement is hereby confirmed.

                                 SCHEDULE 13D-A


                                   SIGNATURES

        The undersigned, after reasonable inquiry and to the best of their knowledge and belief, certify that the information set forth in this statement is true, complete, and correct.


CEA INVESTORS PARTNERSHIP II, LTD.,     EA INVESTORS, INC., a Florida
a Florida limited partnership           corporation

By: CEA Investors, Inc.,
     General Partner                    By:/S/ David Burns
                                        ------------------------------
                                        As: Vice President
By:/S/ David Burns
--------------------------------
As: Vice President                      Dated: August 1, 1997

Dated:  August 1, 1997

                                        STARNET/CEA II PARTNERS
                                        By: CEA Investors Partnership II,
                                             Ltd., a Florida Limited
/S/ J. Patrick Michaels, Jr.                 Partnership, its General Partner
---------------------------
J. Patrick Michaels, Jr.
                                        By: CEA Investors, Inc., General Partner
Dated: August 1, 1997

                                        By:/S/ David Burns
                                        -------------------------------------
                                        As: Vice President

                                        Dated: August 1, 1997


                          See Exhibit Index (attached)

                                  EXHIBIT INDEX


Exhibit No.                                             Description of Document


Exhibit 99.20.1 Letter Agreement dated July 21, 1997 between The Box Worldwide,
                Inc. and TCI Music, Inc., with attached Term Sheet.

Exhibit 99.20.2 Press Release issued by the Company, dated July 22, 1997.